LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

September 23, 2008

Tim Buchmiller Senior Attorney US Securities and Exchange Commission Division of Corporation Finance Mail Stop 6010 Washington, DC 20549
Re:	MEMC Electronic Materials, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

File No. 1-13828

Dear Mr. Buchmiller:

This letter sets forth the response of MEMC Electronic Materials, Inc. (the “Company”) to the follow-on comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated September 9, 2008. We have duplicated below the comment set forth in your letter and have provided the Company’s responses following the Staff’s comment.

Executive Compensation, page 19

1.

We note your response to comment 5. Please provide us with a more detailed analysis of how disclosure of the specific quantitative or qualitative performance objectives upon which your Compensation Committee bases its short-and long-term incentive awards would result in competitive harm. Refer to Question 118.04 of the regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

As disclosed in the Company’s proxy statement, the Company performance objectives are based on a variety of Company operating metrics while the individual performance objectives are personal to each executive and relate to that executive’s area of responsibility. (See Proxy Statement, page 14.) Some of these are entirely subjective; others may be objectively evaluated. Some of objectives, primarily the Company objectives, are set in January (the semi-annual and annual targets). Stil others, primarily the individual performance objectives, are set quarterly at the beginning of each quarter. Most performance objectives have a “target” level and a “maximum” level of achievement, each scored on an individual point system.

Coupled with the individual performance objectives, the Company performance objectives reveal Company plans, information and strategies for the coming quarter and year which constitute material

Tim Buchmiller

September 23, 2008

non-public information with respect to the Company’s operations. The Company believes that this information is confidential from the time the objectives are established until after the time for evaluating achievement or non-achievement. The Company operates in the highly competitive semiconductor and solar wafer market. The Company’s business involves proprietary manufacturing processes. The business is very sensitive to pricing and volume fluctuations. Disclosure of the performance objectives would reveal sensitive information relating to manufacturing and sales (including some information relative to pricing, volume and manufacturing costs) and would likely impose substantial competitive injury to the Company as described below.

Individual Performance Objectives. As described in greater detail below, the individual performance objectives for the executives involve manufacturing, R&D, finance, sales and marketing, legal, information technology and human resources issues. This information would signal ongoing efforts or planned events and achievements of the Company with respect to its business well before the Company would be in a position to publicly announce such efforts, events or achievements. In fact, at times an executive’s objective may be making progress on achievement of a new manufacturing or sales initiative. Consequently, an executive could achieve his performance objective before the Company was in a position to make a public announcement about it. Some performance objectives relate to the Company’s manufacturing proprietary information and processes, information the Company never publicly discloses. The premature announcement of an initiative or project could jeopardize completion of the project because competitors or contracting parties would have knowledge of the Company’s plan, strategy or intentions.

Company Performance Objectives. The Company performance objectives have historically been tied to key financial performance measures such as revenues, marketing expenses, margins (gross, standard and deviations from standard), operating expenses, cash flow and others. Not every executive’s bonus is tied to every measure; each executive has his or her particular combination of Company objectives (with overlap for some executives of the same objectives). Some of these are set as “target” with a sliding scale of points which may be earned if achievement is in excess of the target (up to a “maximum” amount of points). Others are just set at “target” (with no additional points available for exceeding targets). All of these are subject to a multiplier of up to some number (e.g., 1.5) at the discretion of the Compensation Committee depending on its subjective assessment of the Company’s overall “success” for the full year (with certain guiding principles established at the beginning of the year).

With the exception of revenues, gross margin and operating expenses, none of these financial targets are publicly disclosed by the Company. The Company typically provides quarterly guidance only with respect to revenues, gross margin and operating expense. The bonus target is typically not the same as guidance for the given quarter for those three measures, but instead is somewhat higher. The Company believes that disclosure in advance of these performance targets to the extent they do not match guidance for the given quarter would provide competitors with information about Company intentions that could undermine the Company’s efforts. The same is true with respect to the other

Tim Buchmiller

September 23, 2008

performance objectives (quarter-end inventory values, market share and delivery totals, for example) but to an even greater extent because, unless forced to disclose these targets through compensation disclosures, the Company would not (and does not) disclose this information in advance at all. In the highly competitive wafer industry, these factors reveal key competitive information which, if known by the Company’s competitors, vendors and customers, would be harmful to the Company’s business and competitive position.

Legal Standard for Protecting Business Information. The Company believes that the performance targets constitute “trade secrets and commercial or financial information obtained from a person and privileged or confidential,” under the provisions of Section (b)(4) of Rule 80 (“Exception 4”), and that disclosure of the Confidential Terms will cause substantial harm to the competitive position of the Company and is not necessary for the protection of investors. These performance targets meet the standard for confidentiality articulated by the courts under the Freedom of Information Act.

Commercial or financial information is “confidential” if it is not the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. NRC, 975 F.2d 871 (D.C. Cir. 1992), reaffirming its decision in National Parks and Conservation Ass’n. v. Morton, 498 F.2d 765 (D.C. Cir. 1974).

Courts have consistently held that the terms “commercial” and “financial” should be given their “ordinary” meaning. See, e.g., Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983); Board of Trade v. Commodity Futures Trading Comm’n, 627 F.2d 392, 403 (D.C. Cir. 1980). Information is “commercial” so long as the submitter has a “commercial interest” in it. The Second Circuit has held that the term “commercial” includes anything “pertaining or relating to or dealing with commerce.” American Airlines Inc. v. National Mediation Bd., 588 F.2d 863, 870 (2d Cir. 1978). Clearly, the individual performance targets relating to particular customers or customer contracts, pricing, volumes, manufacturing, R&D, legal matters relating to those matters and to the Company’s intellectual property, for example, are “commercial.”

The Court of Appeals for the District of Columbia Circuit established the test to determine what constitutes “confidential” information for purposes of Exception 4 in the seminal case National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). Preceded by a discussion of congressional intent, the D.C. Circuit concluded that:

[A] commercial or financial matter is ‘confidential’ for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.

Tim Buchmiller

September 23, 2008

National Parks, 498 F.2d at 770 (emphasis added). This test was reaffirmed by the D.C. Circuit in respect of information that a person is required to submit to the government. Critical Mass Energy Project v. NRC, 975 F.2d 871, 889 (D.C. Cir. 1992) (en banc).

Actual competitive harm need not be demonstrated. The person claiming the exemption need only show evidence of “actual competition and a likelihood of substantial competitive injury.” CAN Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987). The Company operates in the highly competitive wafer industry. Many wafer manufacturers are attempting to manufacture and sell the same or substantially similar products to the same limited universe of customers. Thus, actual competition exists.

Both the individual performance objectives and the Company performance objectives reveal the Company’s current focus not only in respect of manufacturing operations and processes and sales targets but also in respect of vendor contracts. This information would signal customers and vendors, harming the Company’s ability to negotiate favorable contract terms, and competitors, allowing competitors to undercut the Company in its sales efforts and possibly achieve advancement on the Company in its technological edge in the marketplace.

By way of example for the staff’s understanding of these points, set out below is a redacted version of the individual performance objectives for two of the Company’s executives during quarterly periods of 2007:

	Points	Description of Personal Performance Objective
Executive A	3	Begin production shipments [of raw material] from [supplier’s] facility by [date], 2007.
	3	Implement final solution for inventory/cycle count target achievements (cross reference Company objective for quarterly inventory target)
Executive B	5	Meet [# of inches per minute] fast-pull TP target
	5	Meet [X%] wafering target for [Customer A] as average for quarter
	5	Ship [Customer B] 300mm SOI qualification samples by [date], 2007

Tim Buchmiller

September 23, 2008

As is evidenced by the above, these individual performance objectives reveal manufacturing and development activities key to MEMC’s operations. This information is sensitive with respect to competitors, customers and vendors and disclosure could pose serious competitive harm to the Company.

If the staff believes greater detail is needed with respect to the categories of performance objectives or if each executive’s categories of performance objectives should be disclosed, the Company will provide such greater specificity in its future filings. The Company will set forth in chart or table format for each executive the various categories of performance targets (both individual and Company-based) set for that executive for the prior year, the target amount and maximum amount that executive could have earned upon achievement of those performance objectives and the amounts actually earned, with disclosure of the nature of the performance objectives achieved. With respect to performance objectives set for the coming year, the Company will set forth a similar chart or table for each executive with the various categories of performance targets set for that executive, as well as the target amount and maximum amount that such executive could earn upon achievement of the objectives. In addition, the Company will continue to indicate the degree of difficulty of achieving the performance targets (both individual and Company-based).

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For the Chief Executive Officer, as the Company disclosed, Mr. Gareeb’s 2007 short term incentive award was based on the Company’s overall financial performance (including operating income and earnings per share), the Company’s achievement of certain strategic initiatives and objectives (including key account penetration and market share, customer satisfaction, research and development, manufacturing, and quality), Mr. Gareeb’s achievement of certain individual performance objectives (including executive team development and his relationship and effectiveness with the Board of Directors), and the cumulative achievement of those executive officers and management employees reporting to Mr. Gareeb (based on their achievement of the short-term incentive plan objectives). For the reasons stated above, the Company believes that public disclosure of the actual operating and others targets for Mr. Gareeb’s individual initiatives and objectives would cause significant competitive harm to the Company and that disclosure of these initiatives and objectives is not necessary for the protection of investors.

* * * * *

Tim Buchmiller

September 23, 2008

On behalf of the Company, we confirm that the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202)508-6046 or by fax at (202)508-6200. Alternatively, fax communication directly to the Company should be to (636)474-5162.

Sincerely yours,

/s/ LaDawn Naegle

LaDawn Naegle

LDN/dlk